Exhibit 5.1

126 East King Street Lancaster, PA 17602-2893 Tel 717-299-5201 Fax 717-291-4660 www.barley.com

July 19, 2013

Riverview Financial Corporation 3rd and Market Streets P.O. Box A Halifax, PA 17032	Union Bancorp, Inc. 25 S. Centre Street Pottsville, PA 17901

Re:                             Consolidation of Riverview Financial Corporation and Union Bancorp, Inc. into a new corporation to be named “Riverview Financial Corporation”.

Dear Ladies and Gentlemen:

We have acted as counsel to Riverview Financial Corporation (“Riverview”) in connection with the registration under the Securities Act of 1933, as amended, by means of a registration statement on Form S-4 (the “Registration Statement”), of.2,883,266 shares of the no par value common stock of a corporation that will be created via the consolidation of Riverview and Union Bancorp, Inc. (such new corporation is referred to herein as “Newco”), which is the maximum number of shares to be issued by Newco pursuant to the terms of the Agreement and Plan of Consolidation, dated March 7, 2013 (the “Consolidation Agreement”), entered into between Riverview and Union. The following transactions will occur upon consummation of the Consolidation Agreement: (i) Riverview and Union will consolidate into a corporation (Newco) which will be created as a result of the consolidation and effective as of the effective date and time of the consolidation, (ii) each share of the $0.50 par value common stock of Riverview (the “Riverview Common Stock”) will be converted into one (1) share of common stock of Newco, no par value (the “Newco Common Stock”); (iii) each share of the $1.00 par value common stock of Union (the “Union Common Stock”) will be converted into 1.95 shares of Newco common stock; and (iv) each outstanding stock option for Riverview Common Stock will be converted, on a one for one basis, into a stock option for Newco common stock at the same exercise price and terms as were applicable to the Riverview option.

Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Consolidation Agreement.  Our opinions herein are subject to the following conditions and assumptions:

(1) All conditions precedent to the obligations of Riverview and Union as set forth in the Consolidation Agreement will have been satisfied at the time of the Consolidation;

(2) All covenants required to be performed by Riverview and Union on or before the date of consummation of the Consolidation, as set forth in the Consolidation Agreement, will have been performed by them as of such date; and

(3) The shares of Newco Common Stock will be issued, and the Consolidation will be consummated, in strict accordance with the terms of the Consolidation Agreement and the statutory laws of the United States of America and the Commonwealth of Pennsylvania.

Based upon and subject to the foregoing, we are of the opinion that the shares of Newco Common Stock to be issued in connection with the Consolidation will be duly authorized, effective as of the date of creation of Newco (i.e., the effective date and time of the Consolidation) and, when issued as provided in the Consolidation Agreement, will be legally issued, fully paid and nonassessable.

We hereby consent to the use of this Opinion in the Registration Statement on Form S-4 of Riverview and Union, and we further consent to the reference to our name in the proxy statement/ prospectus included as part of the Registration Statement, under the caption “Legal Matters”.

Very truly yours,

/s/ Barley Snyder, LLP

Barley Snyder, LLP